NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
P.E.
2-5-08

DIVISION OF
CORPORATION FINANCE

[redacted]

08024807

Received SEC

FEB 05 2008

Washington, DC 20549

February 5, 2008

Dennis J. Block
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/5/2008

Re: The Bear Stearns Companies Inc.

Dear Mr. Block:

This is in regard to your letter dated February 4, 2008 concerning the shareholder proposal submitted by the United Brotherhood of Carpenters Pension Fund for inclusion in Bear Stearns' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Bear Stearns therefore withdraws its December 21, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

PROCESSED
FEB 13 2008 E
THOMSON
FINANCIAL

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

CADWALADER

Cadwalader, Wickersham & Taft LLP
New York London Charlotte Washington Beijing

One World Financial Center, New York, NY 10281
Tel 212 504 6000 Fax 212 504 6666
www.cadwalader.com

February 4, 2008

VIA FEDEX

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re: Withdrawal of No-Action Letter Request Regarding the Stockholder Proposal of the United Brotherhood of Carpenters Pension Fund Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

I refer to my letter dated December 21, 2007, pursuant to which The Bear Stearns Companies Inc. (the "Company") requested that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concur with the Company's view that the stockholder proposal and supporting statement (collectively, the "Proposal") submitted by the United Brotherhood of Carpenters Pension Fund (the "Proponent") may be properly omitted from the proxy materials to be distributed by the Company in connection with its 2008 annual meeting of stockholders.

As indicated in the Proponent's letter dated February 1, 2008, attached hereto as Exhibit A, the Proponent has withdrawn the Proposal. Accordingly, the Company hereby withdraws its request for no action relief relating to the Proposal.

If you have any questions with respect to this matter, please feel free to contact me at (212) 504-5555.

Very truly yours,

Dennis J. Block

cc: United Brotherhood of Carpenters Pension Fund
Jeffrey Lipman, The Bear Stearns Companies Inc.
Robert K. Kane, The Bear Stearns Companies Inc.

Dennis J. Block Tel 212 504 5555 Fax 212 504 5557 dennis.block@cwt.com

Exhibit A.

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA MAIL AND FACSIMILE 212-272-8239]

February 1, 2008

Kenneth L. Edlow
Corporate Secretary
The Bear Stearns Companies Inc.
383 Madison Avenue
New York, New York 10179

Dear Mr. Edlow:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby withdraw the Pay-for-Superior Performance shareholder proposal ("Proposal") submitted to The Bear Stearns Companies Inc. ("Company") on November 28, 2007. The Fund's withdrawal of the Proposal is prompted by the Company's positive response to the Proposal. We appreciate the constructive dialogue on executive compensation that has allowed us to convey our perspective on this important topic and to better understand the Company's compensation practices and principles. We look forward to enhanced disclosure in the Company's 2008 proxy statement which will provide other shareholders with a fuller understanding of the Company's compensation plan. As a long-term investor in Bear Stearns, the Fund will continue to encourage a rigorous pay and performance connection and we look forward to continued dialogue on the topic.

Sincerely,

Edward J. Durkin

cc. Douglas J. McCarron, Fund Chair
Larry Rogers, Senior Managing Director, Bear Stearns

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

CADWALADER

Cadwalader, Wickersham & Taft LLP
New York London Charlotte Washington Beijing

One World Financial Center, New York, NY 10281
Tel 212 504 6000 Fax 212 504 6666
www.cadwalader.com

1934 Act/Rule 14a-8(i)(3) and 14a-8(i)(10)

RECEIVED
2007 DEC 26 PM 6: 17
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 21, 2007

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re: The Bear Stearns Companies Inc. Stockholder Proposal

Ladies and Gentlemen:

On behalf of The Bear Stearns Companies Inc., a Delaware corporation (the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the stockholder proposal described below (the "Proposal") is excluded from the Company's proxy statement for the Company's 2008 Annual Meeting of Stockholders (the "Proxy Statement"). The Annual Meeting is scheduled for April 16, 2008. A copy of the Proposal is attached hereto. As required by Rule 14a-8(j), six copies of this letter, including all attachments, are enclosed.

We are also sending a copy of this letter to the United Brotherhood of Carpenters Pension Fund to notify them of the Company's intention to omit the Proposal from the Proxy Statement.

A. Factual Background

On November 27, 2007, the Company received a stockholder proposal from the United Brotherhood of Carpenters Pension Fund (the "Proponent"). The Proposal reads as follows:

Resolved: That the shareholders of The Bear Stearns Companies Inc. ("Company") request that the Board of Director's Executive Compensation Committee adopt a pay-for-superior-performance principle by establishing an executive compensation plan for senior executives ("Plan") that does the following:

- Sets compensation targets for the Plan's annual and long-term incentive pay components at or below the peer group median;
- Delivers a majority of the Plan's target long-term compensation through performance-vested, not simply time-vested, equity awards;
- Provides the strategic rationale and relative weightings of the financial and non-financial performance metrics or criteria used in the annual and performance-vested long-term incentive components of the Plan;
- Established performance targets for each Plan financial metric relative to the performance of the Company's peer companies; and
- Limits payment under the annual and performance-vested long-term incentive components of the Plan to when the Company's performance-vested long-term incentive components to the Plan to when the Company's performance on its selected financial performance metrics exceeds peer group median performance.

The Proponent also included a supporting statement (the "Supporting Statement"). The Proponent's full letter is attached hereto as Exhibit A.

B. Reasons for Omission

The Company believes that the Proposal may be properly omitted from the Proxy Statement for the reasons discussed below.

1. *The Proposal May be Excluded Because the Company has Substantially Implemented the Proposal.*

Under Rule 14a-8(i)(10), a shareholder proposal is excludable from a company's proxy materials if the company has already substantially implemented the proposal. The Staff has stated that even if company practice does not mirror the proposal exactly, exclusion may be appropriate if the proposal's purpose has been substantially implemented by the company. *See, e.g.,* Masco Corporation (Mar. 29, 1999) (shareholder proposal rendered moot by Board action on resolution similar to shareholder proposal with amendments); Capital Cities/ABC, Inc. (Feb. 29, 1988) (finding basis for view that proposal to hire ombudsman was rendered moot by employment of Vice President of News Practices). Additionally, the Staff has permitted exclusion of a proposal where the company has implemented a number, but not all, of the parts of a multi-part proposal. Columbia/HCA Healthcare Corp. (Feb. 18, 1998) (proposal to establish healthcare compliance committee rendered moot by establishment of ethics committee with similar responsibilities). The Staff has stated that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (March 28, 1991). The Staff has also determined that a stockholder proposal has been "substantially implemented" and may be excluded from a company's proxy statement when the company can demonstrate that it has already taken actions to address the substance of a shareholder proposal. *See, e.g.*, ConAgra Foods, Inc. (June 20, 2005) (permitting exclusion of a proposal requesting a sustainability report, including a company-wide review of related company policies and practices, where the company already posted on its website a report that addressed social, environmental and workplace policies), Nordstrom Inc. (February 8, 1995) (proposal that the company commit to a code of conduct and submit a report to shareholders describing the Company's supplier policy and compliance efforts was substantially covered by existing company guidelines and was therefore excludable as moot) and The Gap, Inc. (March 8, 1996) (proposal that the company adopt guidelines that were substantially implemented was rendered moot).

The Proposal seeks to have the Company implement a pay-for-superior-performance standard in determining executive compensation. The Proponent requests that the Board of Director's Executive Compensation Committee adopt a pay-for-superior-performance principle. The Compensation Committee of the Board of Directors (the "Compensation Committee") has historically followed the long-held principle that the executive officers should be rewarded based on both the Company's and their own individual performance. Consistent with this principle, the Company intends that base salaries represent a minimal portion of executive compensation to ensure that substantially all compensation received is based on performance. In determining the bonus pool for the executive officers the Compensation Committee utilizes a variety of financial metrics. The total bonus pool can be based upon one or more of the following criteria, adjusted in such a manner as the Compensation Committee determines: (a) pre-tax or after-tax return on common equity, (b) earnings per share, (c) pre-tax or after-tax net income; (d) business unit or departmental pre-tax or after-tax income, (e) book value per share, (f) market price per share, (g) relative performance to peer group companies, (h) expense management and (i) total return to stockholders. In addition, in making bonus determinations, the Compensation Committee evaluates many factors, including the overall performance of the Company in relation to the performance of the Company's peer group of companies. The Company has substantially implemented the Proposal, because the Compensation Committee follows a pay-for-performance principle and the amount of money allocated to bonus payments already hinges on the achievement of the Company's financial performance including its performance relative to its peer group companies.

Furthermore, the Proponent requests that the Company provide its rationale and weighting of the financial metrics the Company uses in its incentive plans. The Company has already substantially implemented this proposal. The Company currently discloses information about its compensation plans through its filings with the Commission. Specifically, the Company provides an annual description of its compensation policies and practices in the proxy statement relating to its Annual Meeting of Shareholders as directed by the Compensation Discussion and Analysis disclosures in Item 402(b)(2)(iii), (v) and (vi) of Regulation S-K.

2. *The Proposal is Extremely Vague and Therefore Excludable under Rule 14a-(8)(i)(3).*

Rule 14a-8(i)(3) provides that a registrant may exclude a proposal if it violates the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has determined that a proposal is excludable under this rule if it is "so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Company (July 30, 1992); s*ee also* Bristol-Myers Squibb Co. (February 1, 1999) (the Staff permitted exclusion of a proposal which was so vague that it precluded shareholders from determining with reasonable certainty either the meaning of the resolution or the consequences of its implementation) and Microlog Corporation (December 22, 1994) (a proposal that recommended that a company pay bonuses, etc. based on a very convoluted formula could be excluded as vague and indefinite). Moreover, proposals have been found sufficiently false or misleading where the proponent fails to define key terms or provide guidance on implementation. *See, e.g.,* General Electric Company (Jan. 23, 2003) (proposal failed to define critical terms or provide guidance on implementation); Fuqua Industries, Inc. (Mar. 12, 1991) (proposal's failure to define terms allowed for many different interpretations of proposal); NYNEX Corporation (Jan. 12, 1990) (proposal's failure to explain "interference" and "government policies" allowed for several different interpretations).

The Proposal is extremely vague. The language of the Proposal that discusses the Company's incentive plans is so inherently vague and indefinite that neither the shareholders voting on the Proposal or the Company in implementing the Proposal, if it is adopted, would be able to determine what actions are required. The Proposal uses phrases such as "financial performance metrics" and "Company's peer companies" without explaining what is meant by these terms. These terms are open to numerous interpretations. Without guidance as to what metrics the Company should use for financial performance criteria and what characteristics the Company should use to define the peer group, the Company and its shareholders may have vastly different interpretations of the Proposal and its implementation. The Proposal also indicates that compensation should be received only when the Company's performance exceeds its peers' median, but it is not clear how this would be implemented when more than one performance criteria is used. For example, some awards may utilize several criteria and the payment may be based on an average score, a proportionate amount per criteria or some other method. Does the Proposal require that each financial performance criterion exceed the median or no payment will be permitted? A substantial part of the Proposal has already been implemented by the Company and, without further explanation, the shareholders and the Company will be unable to determine what changes to the Company's incentive plans the Proposal requires. The Proposal should be excludable because it is so inherently vague and indefinite that the Company would not know how to implement it if passed.

C. Request

Based on the foregoing, the Company believes that it may omit the Proposal from its Proxy Statement, and we respectfully request that the Staff not recommend any enforcement action if the Proposal is omitted from the Proxy Statement. If you have any questions or if the Staff is unable to concur with our conclusions without additional information or discussion, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of a written response to this letter. Please do not hesitate to contact me at (212) 504-5555. Thank you for your consideration.

Very truly yours,

Dennis J. Block

cc: United Brotherhood of Carpenters Pension Fund
Jeffrey Lipman, The Bear Stearns Companies Inc.
Robert K. Kane, The Bear Stearns Companies Inc.

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA MAIL AND FACSIMILE 212-272-8239]

November 28, 2007

Kenneth L. Edlow
Corporate Secretary
The Bear Stearns Companies Inc.
383 Madison Avenue
New York, New York 10179

Dear Mr. Edlow:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Bear Stearns Companies Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates the issue of the Company's executive compensation plan. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 1,888 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Over the past several months, Fund staff has examined hundreds of new CD&A reports and related compensation disclosure and measured the companies' programs against the pay-for-superior-performance standard advanced in the Proposal. Specifically, we examined the executive compensation plans of companies in ten industries or peer company groupings in order to assess a company's plan within the context of its peers' programs. We found this peer group approach to be helpful in

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

judging the quality of a company's executive compensation plan. Our examination revealed various positive aspects of the Company's compensation plan, however, on balance, we believe that the plan's shortcomings outweigh the positive aspects of the plan.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 543-4871.

Sincerely,

Douglas J. McCarron

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Pay-for-Superior-Performance Principle Proposal

Resolved: That the shareholders of The Bear Stearns Companies Inc. ("Company") request that the Board of Director's Executive Compensation Committee adopt a pay-for-superior-performance principle by establishing an executive compensation plan for senior executives ("Plan") that does the following:

- Sets compensation targets for the Plan's annual and long-term incentive pay components at or below the peer group median;
- Delivers a majority of the Plan's target long-term compensation through performance-vested, not simply time-vested, equity awards;
- Provides the strategic rationale and relative weightings of the financial and non-financial performance metrics or criteria used in the annual and performance-vested long-term incentive components of the Plan;
- Establishes performance targets for each Plan financial metric relative to the performance of the Company's peer companies; and
- Limits payment under the annual and performance-vested long-term incentive components of the Plan to when the Company's performance on its selected financial performance metrics exceeds peer group median performance.

Supporting Statement: We feel it is imperative that executive compensation plans for senior executives be designed and implemented to promote long-term corporate value. A critical design feature of a well-conceived executive compensation plan is a close correlation between the level of pay and the level of corporate performance. The pay-for-performance concept has received considerable attention, yet all too often executive pay plans provide generous compensation for average or below average performance when measured against peer performance. We believe the failure to tie executive compensation to superior corporate performance has fueled the escalation of executive compensation and detracted from the goal of enhancing long-term corporate value. Post-employment benefits provided to executives from severance plans and supplemental executive pensions exacerbate the problem.

We believe that the pay-for-superior-performance principle presents a straightforward formulation for senior executive incentive compensation that will help establish more rigorous pay for performance features in the Company's Plan. A strong pay and performance nexus will be established when reasonable incentive compensation target pay levels are established; demanding performance goals related to strategically selected financial performance metrics are set in comparison to peer company performance; and incentive payments are awarded only when median peer performance is exceeded.

We believe the Company's Plan fails to promote the pay-for-superior-performance principle in several important ways. Our analysis of the Company's executive compensation plan reveals the following features that do not promote the pay-for-superior-performance principle:

- Total compensation targets are not disclosed.
- Target performance levels for annual bonus plan metrics are not disclosed and are not peer group related.
- The Company does not have a long-term incentive plan; instead, the annual bonus plan pays off partly in cash and partly in equity.
- Capital Accumulation Plan ("CAP") Units vest 50% on each of the second and third anniversaries of grant date.
- Stock options have 3 year cliff-vesting.

We believe a plan designed to reward superior corporate performance relative to peer companies will help moderate executive compensation and focus senior executives on building sustainable long-term corporate value.

END